

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 19, 2009

**via U.S. mail and facsimile**

Jeffrey L. Jacobson, Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California  91101-1901

> **RE:** **Wesco Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 1-4720**

Dear Mr. Jacobson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief